MENKE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2020

PUBLIC DOCUMENT

This report is filed in accordance with Rule 17A-5(e) (3) under
the Securities Exchange Act of 1934 as a public document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2019 (MM/DD/YY) AND ENDING 08/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Menke Capital Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Kaiser Plaza, Suite 505

(No. and Street)

Oakland	**CA**	**94612**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tad Bull **917.923.9649**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Spicer Jeffries LLP

(Name – *if individual, state, last, first, middle name*)

4601 DTC Boulevard, Suite 700	**Denver**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Trevor Gilmore** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Menke Capital Corporation** as of **August 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____ 10/26/20
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me
this _____ day of _____ 2020

SEE ATTACHED JURAT

_____
Notary Public

This report* contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of financial condition.
☐	(c)	Statement of income (loss).
☐	(d)	Statement of changes in financial condition..
☐	(e)	Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☐	(f)	Statement of changes in liabilities subordinated to claims of creditors.
☐	(g)	Computation of net capital.
☐	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☐	(i)	Information relating to the possession or control requirements under Rule 15c3-3.
☐	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☒	(l)	An oath or affirmation.
☐	(m)	A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐	(o)	Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
☐	(p)	Report of Independent Registered Public Accounting Firm Regarding SEC Rule 15c3-3 Exemption Report.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange } s.s.

Subscribed and sworn to (or affirmed) before me on this 26th day of October (Month), 2020, by Trevor James Gilmore (Name of Signer (1)) and ________ (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

K. Pierce Notary Public
For other required information (Notary Name, Commission No. etc.)

K. PIERCE
COMM...2287155
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. May 2, 2023
BCT3

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ________________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ____________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

 SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Menke Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Menke Capital Corporation (the "Company") as of August 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

Denver, Colorado
October 22, 2020

We have served as the Company's auditor since 2020.



Menke Capital Corporation
STATEMENT OF FINANCIAL CONDITION
August 31, 2020

CURRENT ASSETS

Cash	$	100,084
Prepaid Expenses and Other Assets		1,167
TOTAL ASSETS	$	101,251

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	12,700
Due to Related Party		828
TOTAL LIABILTITIES	$	13,528

Commitment & Contingencies
Shareholder :

Common Stock - no par value: 100,000 shares authorized, 0 shares issued and outstanding		-
Additional Paid-in Capital		168,087
Retained Earnings (Deficit)		(80,364)
Total Shareholder's Equity		87,723
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	101,251

See accompanying notes to statement of financial condition.

2

Menke Capital Corporation
Notes to Financial Statements
August 31, 2020

1.   Organization and Summary of Significant Accounting Policies

Description of Business

Menke Capital Corporation (the "Company") was incorporated on April 2, 2018 in the State of California. In September 2019, the Company registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. In May 2020, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of The Menke Group, Inc. (the "Parent"). The Company's primary business consists of providing investment banking and buy and sell side M&A services related to the structuring and financing of ESOP buyout transactions.

Cash

Cash consists of cash in deposit accounts that the Company maintains at one institution, which at times may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At August 31, 2020, the Company's cash balance did not exceed the FDIC insured limit.

Basis of Presentation

The financial statements of the company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a

1. Revenue from Contracts with Customers (continued)

significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive values of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

During the year, the Company did not generate any revenue and did not have any contracts with customers.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at August 31, 2020.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Income Taxes

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. The Company has adopted ASU 2019-12, Income Taxes (Topic 740) and as a result does not allocate the consolidated amount of current and deferred tax expenses to the Company.

2.   Related Party Transactions

The Company is party to an expense sharing agreement with the Parent under which the Company is responsible for a portion of indirect costs incurred in the provision of support services. The Company pays the Parent $500 per month for rent and $250 for technology related expenses.

Due to Related Party represents expense paid by the Parent on behalf of the Company outstanding at August 31, 2020.

3.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During the Company's first 12 months in operation, said ratio shall not exceed 8 to 1. At August 31, 2020, the Company had net capital of $86,556, which was $81,556 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1563 to 1.

5.   Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of August 31, 2020, the Company was not involved in any litigation.

6.   Operating Losses and Capital Contributions

The Company has generated no revenues and has recurring losses from operations. The Parent contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

7. Contingencies

    The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

8. Subsequent Events

    The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.